UNIONBANC INVESTMENT SERVICES, LLC
(A wholly owned subsidiary of MUFG Union Bank, N.A.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$ (3,111,133)
Adjustment to reconcile net loss to net cash (used in) operating activities:	
Depreciation and amortization	56,955
Contributions related to stock plan expense	(44,921)
Deferred income taxes	806,329
(Increase) Decrease in Operating Assets:	
Financial Instruments	(956,631)
Deposits with clearing organizations	4,178,283
Receivable from clearing organizations — Net	(587,015)
Fees and commissions receivable	(225,586)
Due from Parent — Net	(918,664)
Other assets	47,033
Increase in Operating Liabilities:	
Accounts payable, accrued expenses and other liabilities	174,020
Net cash (used in) operating activities	(581,330)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture, equipment, and leasehold improvements	(32,196)
Net cash (used in) investing activities	(32,196)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(613,526)
CASH AND CASH EQUIVALENTS — Beginning of year	1,751,634
CASH AND CASH EQUIVALENTS — End of year	$ 1,138,108
CASH RECEIVED DURING THE YEAR FOR:	
Income taxes	$ 685,822

See accompanying notes to financial statements.